Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

Investor Presentation Addendum

July 2022



Voltus, Inc Market Update

- Since the merger announcement with Broadscale Acquisition Corp (SCLE) in December 2021, the importance of distributed energy resources (DERs) has only been reinforced; Voltus is the leading software technology platform monetizing DERs
- Energy security, affordability and sustainability concerns have only been heightened by the recent events in Ukraine and elsewhere, causing world leaders to recognize the importance of transitioning more energy to DERs
- Increasing gasoline and energy prices in the U.S. are driving demand for more electrification of transportation, home heating, and industry, which should lead to more DER adoption and opportunities to monetize those resources
- Grid operators across the U.S. and Canada are seeing significant supply shortages this summer; Voltus announced in June that it is deploying its portfolio of DERs to seek to prevent shortages and reduce the likelihood of blackouts
- Capacity prices in parts of the Midcontinent Independent System Operator (MISO) region jumped nearly 50x to $236.66/MW-day from $5/MW-day a year ago
- Voltus signed groundbreaking partnerships with DER partners in smart thermostats (Google Nest, Resideo) and EV charging (SemaConnect)
- Forbes featured Voltus as one of America's Best Startup Employers for high-growth startups that exceed employee satisfaction and foster a positive culture

Source: Company provided materials

First Quarter 2022 Executive Summary

- Gross margins are expected to improve compared to our forecast in December 2021, reaching 39% in 2023 (vs. 37% in the original projection) and 43% in 2027 (vs. 42% in the original projection)
- Contracted backlog grew from $323 million as of February 28, 2022 to a record $455 million as of June 28, 2022
- Reported Q1 revenue of $3.5 million and gross profit of $(3.6) million. Adjusted for a shortfall payment of $6.5 million related to a bilateral contract, adjusted Q1 revenue was $10 million and adjusted Q1 gross profit was $2.9 million, or a 29% adjusted gross margin
- We do not currently expect the $6.5 million payment to recur as any future shortfall under this bilateral agreement, should it occur, would likely be offset by MW we could purchase in the bilateral market
- Updated financial forecasts incorporate increased gross margin due to better-than-expected uptake of fixed-fee software services, higher Free Cash Flow (FCF) expectations due to reduced CashGen investment and delayed timing on international expansion
- Required capital to get to cashflow break-even is now projected to be $105 million across 2022-24, below the previous projection of $133 million when the merger transaction was announced

Source: Company provided materials

First Quarter 2022 Highlights

voltus

	Q1 22 Actual	Adjustments	Q1 22 Adjusted[1]
Revenue ($mm)	$3.5	$6.5	$10.0
Gross Profit ($mm)	$(3.6)	$6.5	$2.9
Gross Margin %	-		29%
Average Registered MW	1,596		

- First quarter is typically the lowest revenue and gross profit quarter due to seasonality
- Revenue of $3.5mm, or $10mm when adjusted for $6.5mm shortfall payment
- Gross profit of $(3.6)mm, or $2.9mm when adjusted for $6.5mm shortfall payment
- Adjusted gross margin of 29%
- Increased confidence in achieving full-year 2022 guidance given rising prices, growing contracted backlog and stronger seasonality in Q2 and Q3

Source: Company provided materials
1. Reflects Non-GAAP figures

Key Changes to Financial Forecast

voltus

Financial Forecast Impact

$mm

	2022	2023	2024	2025	2026	2027
Current Model						
Revenue	66	155	300	501	744	977
GM%	31%	39%	41%	42%	42%	43%
OPEX	58	85	120	142	155	168
EBITDA	(35)	(19)	12	81	179	268
Free Cash Flow	(59)	(39)	(7)	121	172	224
March 2022 Investor Presentation						
Revenue	73	171	318	517	750	1,001
GM%	35%	37%	39%	41%	42%	42%
OPEX	62	96	125	146	162	179
EBITDA	(32)	(25)	14	85	176	269
Free Cash Flow	(64)	(55)	(15)	120	165	222
Variance						
Revenue	(8)	(16)	(18)	(16)	(6)	(23)
GM%	(5%)	2%	2%	1%	1%	1%
OPEX	(3)	(11)	(4)	(4)	(7)	(11)
EBITDA	(3)	6	(2)	(4)	3	(1)
Free Cash Flow	5	16	7	1	8	1

Key Drivers of Revision to Forecast

- **Gross Margin Forecast Raised due to Software Opportunity Expansion**
  - 2022: Gross margin of 31%; excluding $6.5mm penalty, gross margin raised to 37% vs 35% previously
  - 2023+: Gross margin lifted by 100-200bps each year due to expansion of Visibility fixed-fee software-as-a-service offering
- **MISO Q1 2022 Adjustment with Long-Term Outlook Lifted**
  - 2022: $6.5mm penalty in Q1 2022
  - 2023+: Secured 2023-2025 contracts at more favorable pricing (+$20mm revenue change)
- **CashGen De-emphasized**
  - 2022: Program de-emphasized, minimal impact
  - 2023+: Reduces cash needs by $15mm per year
- **International Launch Delayed**
  - 2022+ : Revenue forecast for international markets pushed out by 1-2 years

Attractive Growth from Asset-Light Model that Capitalizes on Compelling Macro Trends

- Forecast based on MWs deployed to customers and subsequently registered in multiple programs, with typical customer contracts of ~5 years
  - Ability to register across multiple programs is Voltus's core value proposition to customers
  - Voltus's LTM ratio of registered to deployed MWs is 1.39 (forecast conservatively assumes a ratio of 1.34 between 2022-2027)
  - Similarly, forecasted market pricing is consistent with historical results
- Gross profit growth tracks revenue, as the bulk of COGS is simply revenue sharing payments to our customers
- SPAC proceeds funneled into our proven go-to-market model, fueling customer acquisition growth
- Efficient self-funding working capital model
- Free cash flow conversion is robust, driven by asset-light model



MW Deployed (1) & Registered (2)
MW
12,000
8,000
4,000
0
2021A
2022E
2023E
2024E
2025E
MW Deployed
MW Registered



Revenue
$mm
600
400
200
0
CAGR: 89%
2021A
2022E
2023E
2024E
2025E



Gross Profit
$mm
%
250
200
150
100
50
0
50%
40%
30%
20%
10%
0%
2021A
2022E
2023E
2024E
2025E
Gross Profit
Gross Margin



EBITDA & FCF
$mm
150
100
50
0
(50)
(100)
2021A
2022E
2023E
2024E
2025E
EBITDA
FCF

Source: Company provided materials
Notes:
1. $/MW-year (Deployed) reflects weighted average market price realized per deployed MW, including CashGen; values rounded to nearest 1,000
2. $/MW-year (Registered) reflects weighted average market price realized per registered MW, including CashGen; values rounded to nearest 1,000

Financial Forecast Summary

Revised Voltus Financial Forecast

($MM)	2021A	2022E	2023E	2024E	2025E	2026E	2027E	2022-2027 [1] CAGR
Average MW Deployed	**1,058**	**1,447**	**2,663**	**4,943**	**8,105**	**11,760**	**15,323**	*60%*
Average MW Registered	**1,473**	**1,800**	**3,426**	**6,684**	**11,249**	**16,382**	**21,309**	*64%*
$/MW-year (Registered) [2]	*32,000*	*36,000*	*45,000*	*45,000*	*44,000*	*45,000*	*46,000*	
$/MW-year (Deployed) [3]	*45,000*	*45,000*	*58,000*	*61,000*	*62,000*	*63,000*	*64,000*	
Revenue	**47**	**66**	**155**	**300**	**501**	**744**	**977**	*72%*
Gross Profit	**19**	**20**	**60**	**122**	**208**	**316**	**416**	*83%*
Gross Margin (%)	*40%*	*31%*	*39%*	*41%*	*42%*	*42%*	*43%*	
OPEX	**29**	**58**	**85**	**120**	**142**	**155**	**168**	*24%*
Sales & Marketing	*11*	*22*	*36*	*52*	*61*	*66*	*73*	
R&D	*4*	*16*	*22*	*30*	*35*	*37*	*39*	
G&A	*14*	*20*	*26*	*38*	*46*	*51*	*56*	
EBITDA	**(8)**	**(35)**	**(19)**	**12**	**81**	**179**	**268**	*182%*
EBITDA Margin %	*NA*	*NA*	*NA*	*4%*	*16%*	*24%*	*27%*	
Plus/(Less) Taxes, Collateral & Other [4]	*(6)*	*(26)*	*(21)*	*(22)*	*37*	*(12)*	*(50)*	
Plus/(Less) Working Capital	*(3)*	*5*	*11*	*18*	*23*	*25*	*24*	
Plus/(Less) Other Capital Costs [5]	*(3)*	*(3)*	*(10)*	*(15)*	*(19)*	*(20)*	*(18)*	
Free Cash Flow	**(20)**	**(59)**	**(39)**	**(7)**	**121**	**172**	**224**	*36%*

Notes:
1. All reflect 2022-2027 except EBITDA (2024-2027) and Free Cash Flow (2025-2027)
2. $/MW-year (Registered) reflects weighted average market price realized per registered MW, including CashGen; values rounded to nearest 1,000; 2021A and 2021E reflect average across year
3. $/MW-year (Deployed) reflects weighted average market price realized per deployed MW, including CashGen; values rounded to nearest 1,000; 2021A and 2021E reflect average across year
4. Includes income taxes, change in collateral, interest Income & expense, and non-cash Items in EBITDA; for 2021A, incudes ~$475k from other adjustments to cash flows from operations
5. Includes cost outlays from Smart Meter deployment and capitalized software



Legal Disclaimer

This document contains selected proprietary and confidential information of Voltus, Inc. and its subsidiaries ("Voltus" or the "Company") and Broadscale Acquisition Corp. ("Broadscale"). The Company has retained Morgan Stanley & Co. LLC (together with its affiliated and other applicable entities, which may include Morgan Stanley Realty Incorporated, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, N.A., Morgan Stanley & Co. International plc, Morgan Stanley Securities Limited, Morgan Stanley Bank AG, Morgan Stanley MUFG Securities Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Morgan Stanley Asia Limited, Morgan Stanley Australia Securities Limited, Morgan Stanley Australia Limited, Morgan Stanley Asia (Singapore) Pte., Morgan Stanley Services Limited, Morgan Stanley & Co. International plc Seoul Branch and/or Morgan Stanley Canada Limited, "Morgan Stanley") and Nomura Securities International, Inc. ("Nomura") as its financial advisors in connection with a business combination transaction between Voltus and Broadscale (the "Transaction"). Broadscale has retained Moelis & Company ("Moelis") as its financial advisor in connection with the Transaction. This document has been provided for informational purposes to assist recipients in deciding whether they wish to proceed with a further investigation of the Transaction and may not be used for any other purpose. This document does not and, if hereafter supplemented, will not be all inclusive or contain all of the information that may be required to evaluate the Transaction or any investment in Voltus or Broadscale. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in Voltus or Broadscale. To the fullest extent permitted by law, in no circumstances will Voltus, Broadscale, or any of their respective affiliates, officers, directors, employees, representatives, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. In furnishing this document, Voltus, Broadscale, Morgan Stanley, Nomura and Moelis undertake no obligation to provide the recipient with access to additional information or to update this document or additional information or correct any inaccuracies.

This document and the analyses contained in it have been based, in part, on certain assumptions and information obtained from Voltus, industry studies and other sources. The use of such assumptions and information does not imply that Voltus, Broadscale, Morgan Stanley, Nomura or Moelis have independently verified, will verify or necessarily agree with any of such assumptions or information, and Voltus, Broadscale, Morgan Stanley, Nomura and Moelis have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither Voltus, Broadscale, Morgan Stanley, Nomura, Moelis nor any of their respective affiliates, or their respective officers, directors, employees, representatives, advisors or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates, or that any transaction has been or may be effected on the terms or in the manner stated or implied by this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any, and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. Voltus, Broadscale, Morgan Stanley, Nomura, Moelis and their respective affiliates, officers, directors, employees, representatives, advisors and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom.

This presentation and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (the "Act"), as amended, or an exemption therefrom.

You should not construe the contents of this document as legal, regulatory, tax, accounting or investment advice or a recommendation. We recommend that you seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by Voltus, Broadscale, Morgan Stanley, Nomura, Moelis or any of their respective affiliates. This document is not a research report and was not prepared by the research department of Morgan Stanley, Nomura, Moelis or any of their respective affiliates. By accepting this document, you confirm that you are not relying upon the information contained herein to make any decision.

This presentation shall not constitute a "solicitation" as defined in Section 14 of the Exchange Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

Legal Disclaimer

Forward-Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "plan," "targets," "projects," "could," "would," "continue," "forecast" or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus' estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale's securities; 13) the risk that the transaction may not be completed by Broadscale's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Broadscale's Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021 and registration statement on Form S-4 (File No. 333-262287), filed with the SEC on January 21, 2022, as amended by Amendment No. 1 filed on March 18, 2022, and Amendment No. 2 filed on July 1, 2022 (as subsequently amended from time to time, the "Registration Statement"), which includes a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This presentation contains financial, operational, industry and market projections. No independent auditor has audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's and Broadscale's control, that could cause actual results to differ materially from those contained in the prospective financial information, including assumptions, risks and uncertainties described in "Forward-Looking Statements" above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or Broadscale or that actual results will not differ materially from those presented in the prospective financial information. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, Broadscale and Voltus believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.



Legal Disclaimer

Financial Information; Non-GAAP Measures

This document includes certain financial measures not presented in accordance with generally accepted accounting principles ("GAAP") including, but not limited to, EBITDA, Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures, and other measures that are calculated using these non-GAAP measures, are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. Broadscale and the Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. The Company has included reconciliations to net income in the case of EBITDA and Net cash used in operating activities in the case of Free Cash Flow, in each case, the most comparable GAAP financial measure, for the year ended December 31, 2021.

This document may also include certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included.

Trademarks

Voltus and Broadscale own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This document may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Voltus or Broadscale, or an endorsement or sponsorship by or of Voltus or Broadscale. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM © or ® symbols, but such references are not intended to indicate, in any way, that Voltus or Broadscale will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Industry and Market Data

This presentation contains certain information concerning the Company's products, services and industry that are based on industry surveys and publications or other publicly available information, other information obtained from third-party sources, and the Company's internal sources. This information involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to this information. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein are not an indication as to future performance. None of Voltus, Broadscale or their respective affiliates, officers, directors, employees, representatives or advisors has independently verified the accuracy or completeness of any such third-party information. Similarly, other third-party survey data and research reports commissioned by the Company or Broadscale, while believed by to be reliable, are based on limited sample sizes and have not been independently verified by Voltus or Broadscale. In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which Voltus operates, and its future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by Voltus and Broadscale.

Additional Information; Participants in the Solicitation

Broadscale has filed a Registration Statement and will be required to file a definitive proxy statement, which may be a part of a registration statement, and other relevant documents with the SEC. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about Broadscale, Voltus and the contemplated business combination. Broadscale's stockholders and other interested persons will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Broadscale, Voltus and the contemplated business combination, without charge, at the SEC's website located at www.sec.gov. This presentation does not contain all the information that should be considered in the contemplated business combination. It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination. Broadscale, Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale's stockholders in connection with the proposed transaction. Broadscale's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Broadscale's stockholders in connection with the proposed business combination is set forth in the Registration Statement.

Key Risks

These risk factors are being provided as part of a proposed business combination between Voltus and Broadscale, pursuant to which Voltus will become a publicly traded operating company (the "Business Combination"). Investors should carefully consider the risks and uncertainties inherent in an investment in Broadscale, including those described below, together with any other information provided to investors, and should carry out their own diligence and consult with their own financial and legal advisors concerning the risks and suitability of an investment in Broadscale. If Broadscale, Voltus or, following the consummation of the Business Combination, the combined company, cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, the combined company's business, financial condition or results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to Broadscale or Voltus or that Broadscale or Voltus currently deem immaterial may also impair the combined company's business operations. Risks relating to Voltus' business will be disclosed in future documents filed or furnished by Voltus and/or Broadscale with the United States Securities and Exchange Commission ("SEC"), including the documents filed or furnished in connection with the proposed transactions between Voltus and Broadscale. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of Broadscale and Voltus and the proposed transactions between Broadscale and Voltus, and may differ significantly from, and be more extensive than, those presented below.

General Business and Industry-Related Risks

- Voltus operates in highly complex and competitive markets; if Voltus is unable to compete successfully, it could lose market share and revenues.
- The ability to effect the merger and New Voltus's ability to successfully operate the business thereafter will be largely dependent upon efforts of certain of our key personnel. Additionally, if Voltus loses key personnel upon whom it is dependent, or if Voltus fails to attract and retain qualified personnel, it may not be able to manage its operations and meet its strategic objectives.
- If Voltus fails to manage its growth effectively, including failing to attract and integrate qualified personnel, it may not be able to develop, produce, market and sell its DER solutions successfully.
- An increased rate of contract terminations by Voltus's existing Energy Consumers, their failure to renew contracts when they expire, their failure to make the appropriate levels of capacity or energy available when called upon, and Voltus's failure to attract newEnergy Consumers could negatively impact Voltus's ability to achieve its commitments and cause it to make refund payments to, or incur penalties imposed by, its electric grid operator and utility customers.
- If Voltus fails to obtain favorable prices in the wholesale electricity markets and DER programs in which it currently participates or chooses to participate in the future, its revenues, gross profits and profit margins will be negatively impacted.
- For some of Voltus's DER solutions, it makes MW capacity commitments to grid operators and utilities months and in some cases years in advance of its obligation to deliver. If the actual amount of MW capacity that Voltus makes available under its capacity commitments under its capacity commitments is less than required according to these commitments, our future commitments, could be reduced and it could be required to make refunds or pay penalty fees, which could negatively impact Voltus's results of operations and financial condition.
- The success of Voltus's businesses depends in part on its ability to develop new product offerings and services, increase the functionality of its current products and expand its products and services into new markets.
- A significant portion of Voltus's revenues are generated from arrangements with a small number of grid operator and utility customers, the postponement, modification or termination of which could significantly reduce Voltus's revenues.
- Although Voltus's sales cycles tend to be relatively short, if those were to lengthen in time and/or become unpredictable, then managing its sales cycles will require significant employee time and financial resources with no assurances that it will realize revenues.
- Pressure on the prices in the DER programs and other programs in which the Company currently participates or chooses to participate in the future, or on the percentage or fixed amount paid to Energy Consumers for making capacity available or curtailing consumption, could adversely affect Voltus's results of operations and financial condition.
- If DER technologies are not suitable for widespread adoption or sufficient demand for Voltus's DER solutions does not develop or takes longer to develop than Voltus's anticipates, Voltus's sales may decline and it may be unable to achieve or sustain profitability.
- Voltus depends on grid operators and utilities for revenues and as a result, its operating results have experienced, and may continue to experience, significant variability due to volatility in spending by these entities, capacity and energy prices and other factors affecting the grid operators and utilities, such as seasonality of peak demand and overall demand for electricity.
- Voltus may require significant additional capital to pursue its growth strategy, but it may not be able to obtain additional financing on acceptable terms or at all.
- Voltus's ability to provide letters of credit or cash deposits could be limited and could negatively affect its ability to bid on or enter into significant commitments for its DER solutions.
- Voltus operations may be adversely affected by the coronavirus outbreak, and it faces disruption risks from the coronavirus that could impact its business, including supply chain risks that could result in insufficient inventory and negatively impact Voltus's business.
- The extent to which the COVID-19 pandemic and resulting deterioration of worldwide economic conditions adversely impact our business, financial condition, and operating results will depend on future developments, which are difficult to predict.
- Voltus may not be able to maintain quality customer care during periods of growth or in connection with the addition of new and complex products or services, which could adversely affect its ability to acquire and retain grid operator and utility customers, Energy Consumers and DER Partners.
- If Voltus is unable to expand the distribution of its products and services through strategic alliances it may not be able to grow its business.
- Events that negatively impact the growth of DERs will have a negative impact on Voltus's business and financial condition.
- The DER industry is an emerging market and Voltus's offerings may not receive widespread market acceptance.
- Voltus must maintain confidence in its long-term business prospects in order to grow its business.
- If Voltus is unsuccessful in developing and maintaining its proprietary technology, including its DER platform, Voltus's ability to attract and retain grid operator and utility customers, Energy Consumers and DER Partners could be impaired, its competitive position could be adversely affected and its revenue could be reduced.
- Negative attitudes, rule changes and policies toward DER offerings and technologies from the U.S. government, other lawmakers and regulators, and activists could adversely affect Voltus's business, financial condition and results of operations.
- While Voltus has not made any acquisitions to date, should it pursue acquisitions in the future, it will be subject to risks associated with acquisitions.
- Voltus faces risks related to its expansion into international markets.
- Fluctuations in the exchange rates of foreign currencies in which Voltus conducts its business, in relation to the U.S. dollar, could harm its business and prospects.

Key Risks (cont'd)

Risks Related to the Regulatory Environment and Litigation

• Unfavorable governmental, court and regulatory decisions and/or policies, including rule changes made by regulatory agencies such as the FERC, changes to the market rules applicable to the wholesale electricity markets in which Voltus currently participates or may participate in the future, and varying regulatory structures in certain electric power markets could negatively affect Voltus's business and results of operations.
• Voltus's business operates in highly regulated and complex markets, is subject to regulation and may become subject to modified or new regulation, which may increase its costs and negatively impact its ability to sell and market its DER solutions and could negatively affect its business and results of operations.
• Governmental and regulatory investigations or other administrative proceedings could expose Voltus to significant liabilities and reputational damage that could have a material adverse effect on Voltus.
• Changes in legislation, regulation and government policy may impact Voltus's business, reputation, financial condition and results of operations.
• Voltus is subject to anti-corruption and anti-bribery laws in the jurisdictions in which it operates.
• Voltus's is also subject to the export and re-export control laws of the U.S., including the U.S. Export Administration Regulations. Voltus is also subject to U.S. government contracting laws, rules and regulations, and may be subject to government contracting laws of other countries in which it does business. Current or future litigation or administrative proceedings could have a material adverse effect on Voltus's business, reputation, financial condition and results of operations.

Risks Related to Information Technology and Intellectual Property

• The operation of Voltus's businesses relies on information technology systems and third-party service and data providers. Failure of information technology systems or by third-party service and data providers could have a material adverse impact on Voltus's business, operations, financial condition and cash flows.
• Any internal or external security breaches, information technology system failures, cyber security attacks or network disruptions that involve Voltus's products or its business could harm its reputation, business operations, energy usage and financial conditions and even the perception of security risks, whether or not valid, could inhibit market acceptance of Voltus's products and cause Voltus to lose customers.
• If Voltus's information technology systems fail to adequately gather, assess and protect data used in providing its DER solutions, or if Voltus experiences an interruption in its operation, its business, financial condition and results of operations could be adversely affected.
• The use of open source software in Voltus's systems and technology may expose it to additional risks and harm its intellectual property.
• If Voltus is unable to protect its intellectual property, its business and results of operations could be negatively affected.
• Voltus may be subject to damaging and disruptive intellectual property litigation related to allegations that its products or services infringe on or otherwise violate intellectual property held by others, which could result in the loss of use of the product or service.
• Voltus primarily relies on Amazon Web Services ("AWS") to deliver its services to users on its platform, and any disruption of or interference with Voltus's use of AWS could adversely affect its business, financial condition and results of operations.
• Voltus's technology, including its DER platform, could have undetected defects, errors or bugs in hardware or software that could reduce market adoption, damage its reputation with current or prospective grid operator and utility customers, Energy Consumers and DER Partners and/or expose it to product liability and other claims that could materially and adversely affect its business.

Risks Related to Accounting and Finance Matters and Projections

• Voltus has identified material weaknesses in its internal control over financial reporting. If Voltus is unable to remediate the material weakness, or if Voltus identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements or restatements of Voltus's consolidated financial statements or cause Voltus to fail to meet its periodic reporting obligations.
•Voltus concluded there were events and conditions that raise substantial doubt regarding its ability to continue as a going concern for the next 12 months and its independent registered public accounting firm made reference to these events and conditions and management's disclosures in their report.
• Once the Merger is consummated, New Voltus will be exposed to potential risks and will incur significant costs as a result of the internal control testing and evaluation process mandated by Section 404 of the Sarbanes-Oxley Act of 2002. New Voltus's failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the closing of the merger could have a material adverse effect on its business.
• Voltus has incurred significant losses in the past and does not expect to be profitable before 2025.
• The estimates and assumptions on which our financial projections are based may prove to be inaccurate, which may cause our actual results to materially differ from such projections, and which may adversely affect our future profitability, cash flows and the market price of our common stock.
• If the estimates and assumptions Voltus uses to determine the size of its total addressable market are inaccurate, its future growth rate may be affected and the potential growth of its business may be limited.
• Voltus's limited operating history at current scale and its nascent industry make evaluating its business and future prospects difficult.
• Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the merger or other ownership changes.
• New Voltus will qualify as an "emerging growth company" within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Voltus's securities less attractive to investors and may make it more difficult to compare New Voltus's performance to the performance of other public companies.
• The Broadscale Warrants are accounted for as liabilities and the changes in value of such warrants could have a material effect on New Voltus's financial results following the merger.

Risks Related to Ownership of New Voltus Common Stock Following the Merger

• The market price of New Voltus's common stock may be volatile and fluctuate substantially, which could cause the value of your investment to decline.
• Voltus expects its quarterly revenues and operating results to fluctuate. If Voltus fails in future periods to meet its publicly announced financial guidance or the expectations of securities analysts or investors, the market price of Voltus's common stock could decline substantially.
• Voltus does not intend to pay dividends on its common stock, so any returns will be substantially limited to the value of New Voltus common stock.
• If securities analysts do not publish research or reports on Voltus's business or if they publish inaccurate or unfavorable research about New Voltus common stock, the stock price and trading volume could decline.
• The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended and The NASDAQ Stock Market LLC, will require significant resources, increase New Voltus's costs and distract its management, and New Voltus may be unable to comply with these requirements in a timely or cost-effective manner. New Voltus will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.
• Any future sales or offerings of Voltus's common stock may cause substantial dilution to its stockholders and could cause the price of its common stock to decline.

Risks Related to the Business Combination

• Each of Voltus and Broadscale will incur significant transaction costs in connection with the Business Combination.
• The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination agreement may be terminated in accordance with its terms and the Business Combination may not be completed